Camber Energy, Inc. 10-K

Exhibit 21.1

Subsidiaries

CATI Operating, LLC, a Texas limited liability company, which is wholly-owned.

CEI Operating LLC, a Texas limited liability company, which is wholly-owned.

Camber Permian LLC, a Texas limited liability company, which is wholly-owned.

Camber Permian II LLC, a Texas limited liability company, which is wholly-owned.